FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of September 30, 2003 and 2004 are as follows:

Assets	2003 ThU.S.$	2004 ThU.S.$
Current assets	1,477,742	1,478,907
Net fixed assets	3,981,361	4,548,324
Other assets	96,391	107,298

Total assets	5,555,494	6,134,529

Liabilities and Shareholders Equity	2003 ThU.S.$	2004 ThU.S.$
Current liabilities	303,562	434,195
Long-term liabilities	1,903,804	1,860,966
Minority interest	6,044	6,495
Shareholders’ equity	3,342,084	3,832,873

Total liabilities	5,555,494	6,134,529

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 10.42%, or U.S.$ 579 million, from September 30, 2003 to September 30, 2004. This increase is mainly attributable to a U.S.$ 567 million increase in property, plant and equipment.

Total liabilities increased by U.S.$ 88 million from September 30, 2003 to September 30, 2004. This increase is mainly attributable to an increase in long-term bank borrowings of U.S.$ 100 million.

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2003	12/31/2003	09/30/2004
Current ratio	4.87	7.14	3.41
Acid ratio	3.45	4.72	2.26

The decrease in the current and acid ratios from 2003 to 2004 is primarily attributable to an increase of current assets for transferring to short-term bonds obligations.

The debt ratio was at 0.66 and 0.60 in September 30, 2003 and September 30, 2004, respectively.

Debt indicators	09/30/2003	12/31/2003	09/30/2004
Debt to equity ratio	0.66	0.60	0.60
Short-term debt to total debt	0.14	0.09	0.19
Long-term debt to total debt	0.86	0.91	0.81
Financial expenses covered	6.94	6.66	7.32

Current liabilities went from 14% of total liabilities at the end of 2003 to 19% of total liabilities at September 30, 2004, due to the decrease in short-term bonds and the current portion of long-term bank borrowings.

The ratio of financial expenses covered increased 0.38 points from the same period in 2003. The increase is attributable to an increase in income.

Operational ratios	09/30/2003	12/31/2003	09/30/2004
Inventory turnover	1.21	1.62	1.41
Inventory turnover (excluding forests)	2.30	3.05	2.46
Inventory permanence (days)	222.91	222.89	191.95
Inventory permanence (excluding forests)	117.27	118.20	109.66

The ratio of inventory turnover increased 0.2 points from the same period in 2003. The increase is primarily attributable to an increase in sales volume in 2004 in relation with the previous period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	09/30/2003 ThU.S.$	12/31/2003 ThU.S.$	09/30/2004 ThU.S.$
Pulp	524,343	709,771	728,770
Sawn timber, cut wood, plywood and fiber panels	499,673	698,519	708,651
Forestry products	28,583	33,306	62,474
Other	10,859	16,624	16,308

Total operating income	1,063,458	1,458,220	1,516,203

Operating costs	09/30/2003 ThU.S.$	12/31/2003 ThU.S.$	09/30/2004 ThU.S.$
Timber	110,002	152,777	145,077
Forestry work	93,806	135,311	129,429
Depreciation	74,327	100,907	89,124
Other costs	206,630	279,895	270,911

Total operating costs	484,765	668,890	634,541

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 615 million compared to U.S.$ 237 million in 2003, an increase of U.S.$ 378 million. The increase is primarily due to an increase in sales volume and higher sale prices.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 14 million during 2003, compared to a non-operating loss of U.S.$ 75 million in 2004. The change was primarily caused by foreign currency exchange rate income (loss), which changed from an income of U.S.$ 33 million in 2003 that was largely due to the positive impact of the Argentine peso exchange rate in 2003, to a loss of U.S.$ 6 million in 2004, which was largely due to the impact of the devaluation of the euro and the devaluation of the Chilean peso in 2004.

Profitability ratios	09/30/2003	12/31/2003	09/30/2004
Equity yield	9.90	12.00	12.22
Asset performance ratio	6.04	7.56	7.50
Operating asset ratio	7.46	9.49	10.71
Income per share (U.S.$)	2.74	3.62	3.88
EBITDA *	507,142	684,421	722,660
Income after tax (ThU.S.$)	305,512	403,224	434,434

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

Pulp

The world market for pulp has experienced a trend of price decreases due to the increase in the inventories of pulp, which has in turn provoked stagnation, especially in the Asian markets.

Arauco’s competition in pulp production is predominately concentrated in Brazil, Canada, the United States and the Scandinavian countries.

Arauco has an approximately six percent market share in the global bleached pulp market, taking into account the opening of the Valdivia Plant. The plant is the largest investment made by Arauco in the last decade.

Wood

The expansion of the world market for sawn timber, resulting from global economic growth and low interest rates, has influenced the demand for and the prices of our products. The market for sawn timber has also improved in Chile.

At the same time, the strong demand for remanufactured wood products has led to increased prices.

Panels

The economy in the United States continues to show signs of strength and this has positively influenced the sales of panels to this market and has led to increased prices. With respect to medium density fiber board (“MDF”), prices have started to rise and an increase in demand of these products in expected.

Other

Valdivia Project

In the first quarter of the current year, our new pulp plant in Valdivia was opened and began operation. The plant is currently functioning in a regular fashion.

Itata Project

The Itata project, which in its first phase of construction will include a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production, contemplates an investment of U.S.$ 140 million. Construction has been proceeding as planned and is expected to be completed toward the end of 2004.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	09/30/2003 ThU.S.$	12/31/2003 ThU.S.$	09/30/2004 ThU.S.$
Operating cash flow	365,563	511,523	528,341
Cash flow from financing activities	327,240	158,738	(19,285)
Cash flow from investment activities	(396,357)	(568,687)	(496,357)

Net cash flow for the year	296,446	101,574	30,869

The increase in operating cash flow is largely due to an increase of trade accounts receivable of U.S.$ 528 million and an increase of V.T.A. for export sales, partially offset by an increase in payments to suppliers.

The net positive cash flow from financing activities in 2003 was primarily due to receiving U.S.$ 250 million in loans in February 2003.

The variation in cash flow from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2004 as compared to 2003, due to the ongoing construction of the Valdivia Mill Project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2004

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2004, a relation between fixed rate debts and total consolidated debt of approximately 76%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
ASSETS	2003 ThU.S.$	2004 ThU.S.$
CURRENT ASSETS :
Cash	9,049	16,189
Time deposits	118,139	136,704
Marketable securities (note 3)	581,556	400,338
Trade accounts receivable (note 4)	215,718	288,924
Notes receivable	4,330	6,161
Other receivables	26,906	28,645
Notes and accounts receivable from related parties (note 18)	2,562	3,358
Inventories (note 5)	407,635	466,736
Recoverable taxes	32,400	45,144
Prepaid expenses	23,176	31,676
Deferred tax assets (note 15)	5,590	1,882
Other current assets	50,681	53,150

Total current assets	1,477,742	1,478,907

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	358,776	388,815
Forests	1,736,933	1,979,268
Buildings and other infrastructure	1,420,066	1,650,439
Machinery and equipment	1,396,775	1,784,227
Other	724,410	525,147
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,724,368)	(1,848,341)

Net property, plant and equipment	3,981,361	4,548,324

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	43,014	49,777
Investments in other companies	135	205
Goodwill (note 8)	13,157	9,629
Negative goodwill (note 8)	(7,884)	(2,125)
Long-term receivables	7,948	11,710
Intangibles	543	600
Amortization	(189)	(237)
Other (note 9)	39,667	37,739

Total other non-current assets	96,391	107,298

Total assets	5,555,494	6,134,529

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2003 ThU.S.$	2004 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	20,002	18,988
Current portion of long-term bank borrowings (note 14)	51,640	1,608
Current portion of bonds (note 12)	91,694	186,031
Current portion of other long term liabilities	309	394
Dividends payable	1,373	2,656
Trade account payable	90,165	132,526
Sundry accounts payable	3,872	4,956
Notes and accounts payable to related companies (note 18)	1,360	981
Accrued liabilities (note 13)	26,410	34,319
Withholding taxes	5,372	6,318
Income tax payable	9,644	43,912
Deferred income	996	801
Other current liabilities	725	705

Total current liabilities	303,562	434,195

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	352,192	451,813
Bonds (note 12)	1,457,500	1,282,500
Notes payable	1	1
Sundry accounts payable	331	5,715
Accrued liabilities (note 13)	9,651	14,005
Deferred tax liabilities (note 15)	78,322	101,529
Other long-term liabilities	5,807	5,403

Total long-term liabilities	1,903,804	1,860,966

Minority interest (note 23)	6,044	6,495

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,245,390	1,354,693
Retained earnings	1,433,461	1,686,520
Net income for the period	310,057	438,484

Total shareholders’ equity	3,342,084	3,832,873

Total liabilities and shareholders’ equity	5,555,494	6,134,529

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2003 ThU.S.$	2004 ThU.S.$
OPERATING INCOME:
Sales revenue	1,063,458	1,516,203
Cost of sales	(484,765)	(634,541)
Gross profit	578,693	881,662
Administration and selling expenses	(200,903)	(266,790)

Operating income	377,790	614,872

NON-OPERATING INCOME:
Interest earned	15,889	18,512
Share of net income of related companies (note 7)	3,057	3,608
Other non-operating income (note 21)	6,985	5,539
Amortization of goodwill (note 8)	(2,882)	(2,653)
Interest expenses	(62,039)	(86,048)
Other non-operating expenses (note 22)	(8,051)	(8,296)
Price-level restatement (note 1)	85	151
Foreign currency exchange rate (note 1)	32,939	(5,530)

Non-operating loss	(14,017)	(74,717)

Income before taxes, minority interest and amortization of negative goodwill	363,773	540,155
Income taxes (note 15)	(58,261)	(105,721)
Income before minority interest and amortization of negative goodwill	305,512	434,434
Minority interest (note 23)	(181)	(267)
Income before amortization of negative goodwill	305,331	434,167
Amortization of negative goodwill (note 8)	4,726	4,317

Net income	310,057	438,484

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	310,057	438,484
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	358	1,334
Items affecting income not involving the movement of cash:
Depreciation	78,629	94,071
Amortization of intangibles	21	22
Write-offs and provisions	2,235	4,133
Profit from investments accounted for under the equity method	(3,101)	(3,608)
Loss from investments accounted for under the equity method	44	—
Amortization of goodwill	2,882	2,653
Amortization of negative goodwill	(4,726)	(4,317)
Net price level restatement	(85)	(151)
Foreign currency exchange rate	(32,939)	5,530
Others	31,583	26,751
Decrease (Increase) in current assets:
Clients and debtors	(49,708)	(113,223)
Inventory	(18,488)	(36,144)
Other current assets	49,496	(108,354)
Increase (Decrease) in current liabilities:
Suppliers and creditors	(7,210)	138,078
Interest payable	(25,667)	(22,379)
Provision for income taxes	15,509	61,249
Other current liabilities	16,673	44,212

Net cash flows from operating activities	365,563	528,341

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	172,544	266,041
Bonds issue	295,482	—
Loans paid	(72,379)	(198,461)
Repayments of bonds	(2,132)	(62)
Dividends paid	(66,275)	(86,803)

Net cash flow from financing activities	372,240	(19,285)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	1,011	2,812
Purchase of property, plant and equipment	(383,103)	(460,316)
Permanent investments	(28,530)	(6,689)
Capitalized interest paid	(18,138)	(13,077)
Other investments	32,403	(917)

Net cash flow from investment activities	(396,357)	(478,187)

Net cash flows from operating, investing and financing activities	296,446	30,869

Effect of inflation	26,983	(6,818)

Net decrease in cash and cash equivalents	323,429	24,051
Initial balance of cash and cash equivalents	399,394	550,066

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	722,823	574,117

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of September 30, 2003 and 2004 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of September 30, 2004			Total as of September 30, 2003
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.93
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.93
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Arauco Distribución S.A. ( ex - Distribuidora Centromaderas S.A.)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	99.93	99.93	—
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	30.14	69.85	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupan S.A.	1.00	98.99	99.99	—
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous September 30
September 30, 2003	114.97	2.2%
September 30, 2004	116.64	1.5%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous August 31
August 31, 2003	114.75	2.9%
August 31, 2004	116.58	1.6%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
September 30, 2003	16,946.03
September 30, 2004	17,190.78

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At September 30,
	2003 U.S.$ 1	2004 U.S.$ 1
Chilean peso	660.97	608.90
Yen	111.49	110.04
Euro	0.86	0.80
GBP	0.60	0.55
Argentine peso	2.91	2.98

The differences arising in the valuations of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the period in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended September 30,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(332)	(463)
Property, plant and equipment, net	216	461
Inventories	98	33
Other assets and liabilities, net	119	161

Net effect on income	101	192

Price-level restatement of income statement accounts	(16)	(41)

Credit (charge) to income by CPI	85	151

Credit (charge) to income for foreign currency exchange rate:

	Period ended September 30,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	1,524	338
Other assets	41,073	(9,589)
Liabilities restating by foreign currency
Other liabilities	(9,658)	3,721

Net effect on income by foreign currency	32,939	(5,530)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment, continued

(i)	Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of Arauco’s property, plant and equipment are as follows:

Years
Buildings and other infrastructure	29
Machinery and equipment	10
Other	5
Technical revaluation	10

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. The details of the provisions for income taxes are in note 15.

Since December 31, 1999, including on September 30, 2004, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Prior to December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8% for 2003 and 5% for 2004.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 1,071 thousand and U.S.$ 1,532 thousand for the periods ended September 30, 2003 and 2004, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the periods ended September 30, 2004 and 2003, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina. The Company uses an exchange rate of 2,981 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an loss of U.S.$ 0.4 million.

As of September 30, 2004, the Company’s investments in Argentina represented 10.6% of its consolidated assets, compared to 12.5% at September 30, 2003.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Units in mutual funds	581,556	400,338

Total marketable securities	581,556	400,338

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Trade accounts receivable	219,041	293,470
Allowance for doubtful accounts	(3,323)	(4,546)

Total trade accounts receivable	215,718	288,924

As of September 30, 2003 and 2004, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Finished goods (pulp)	22,680	29,563
Finished goods (timber and panels)	95,916	109,467
Finished goods on consignment (pulp)	30,944	49,644
Work in progress	3,850	5,050
Sawlogs, pulpwood and chips	18,896	18,973
Raw material	32,591	53,179
Forests under exploitation	189,634	187,487
Pending imports	1,072	280
Other	12,052	13,093

Total inventories	407,635	466,736

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Buildings and other infrastructure	3,063	2,679
Machinery and equipment	511	305
Other	1	—

Total increase in value due to technical revaluation of property, plant and equipment	3,575	2,984

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	78,294	93,645
Technical revaluation	335	426

Total	78,629	94,071

Accumulated depreciation was as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,660,003	1,783,485
Technical revaluation	64,365	64,856

Total	1,724,368	1,848,341

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Price-level restated cost of forests	533,722	671,263
Commercial valuation increment	1,203,211	1,308,005

Total	1,736,933	1,979,268

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES

During the first nine months of 2003, Arauco made the following investments in related companies:

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$ 3.5 million of additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

In May 2003, the subsidiary Arauco Internacional S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$ 30 thousand. As a result, Arauco Internacional S.A. now holds a 99.97% controlling interest in Arauco Europe S.A.

During the first nine months of 2004, Arauco made the following investment in related companies:

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

The investments in related companies at each period-end were as follows:

	As of September 30,
	Percentage Participation		Investment Value		Net income of investee
	2003%	2004%	2003 ThU.S.$	2004 ThU.S.$	2003 ThU.S.$	2004 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	15,932	18,628	1,686	1,669
Inversiones Puerto Coronel S.A.	50.00	50.00	8,399	9,790	1,344	1,759
Sociedad CDEC-SIC Ltda.	7.69	—	58	—	6	—
Servicios Corporativos Sercor S.A.	20.00	20.00	414	548	65	94
Eka Chile S.A.	50.00	50.00	18,211	20,811	(44)	86

Total			43,014	49,777	3,057	3,608

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of September 30,
	2003		2004
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	530	437	281	62
Licancel S.A.	680	907	680	—
Forestal Cholguán S.A.	3,317	6,460	3,317	2,037
Maderas Prensadas Cholguán S.A.	199	80	39	26

Total negative goodwill	4,726	7,884	4,317	2,125

b)	Goodwill as of each period-end was as follows:

	As of September 30,
	2003		2004
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	11	21	22	—
Paneles Arauco S.A.	589	1,572	590	786
Inversiones Puerto Coronel S.A.	241	—	—	—
Eka Chile S.A.	1,816	10,289	1,816	7,868
Southwoods-Arauco Lumber L.L.C.	225	1,275	225	975

Total goodwill	2,882	13,157	2,653	9,629

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Recoverable taxes	21,716	21,238
Bond issue expenses	14,627	12,062
Discounts on bond issues	2,057	1,809
Other	1,267	2,630

Total other non-current assets	39,667	37,739

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Total outstanding	20,002	18,988
Principal outstanding	20,002	18,988
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Obligations in foreign currency	20,000	18,988
Obligations in local currency	2	—

Total current bank borrowings	20,002	18,988

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Current portion of bonds	91,694	186,031
Current portion of other long-term liabilities	309	394
Trade accounts payable	90,165	132,526
Accounts and notes payable to related parties	1,360	981
Current provisions	26,410	34,319
Sundry accounts payable and other liabilities	21,982	59,348

Total	231,920	413,599

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of September 30,
	2003%	2004%
Foreign currency	63.53	74.47
Local currency	36.47	25.53

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of September 30, 2004.

The balances of the bonds were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Current
Series A bonds	490	—
Series B bonds	163	—
Yankee Bonds 1st Issue	82,052	2,042
Yankee Bonds 2nd Issue	1,198	176,198
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459

Total current (including accrued interest)	91,694	186,031

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000

Total long-term	1,457,500	1,282,500

Less total accrued interest	11,694	11,031

Total principal outstanding	1,537,500	1,457,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Issue amount	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Amounts Authorized but not issued	—	—	—	—	—
Principal Repayment	December 2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013
Interest rate (excluding effects of any interest rate swap)	7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of September 30, 2004, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2004 (*)	11,031
2005	175,000
2006	—
2007 and thereafter	1,282,500

Total	1,468,531

(*)	This amount includes U.S.$ 11,031 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Accrual for staff vacations	4,544	5,723
Plant maintenance accrual	11,768	12,286
Standby letters of credit	570	501
Accrual for contingencies	1,146	912
Staff severance indemnities	451	1,120
Selling and other transportation costs provisions	990	1,279
Electrical expense provision	848	2,631
Salary and benefits of the staff	711	989
Forestry activity expenses	182	275
Pending monthly provisional payments	3,685	4,213
Chlorate Plant provision	—	1,374
Other current liabilities	1,515	3,016

Total accrued liabilities	26,410	34,319

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Balance at beginning of period	8,673	14,613
Provision during the period	1,649	877
Provision with debit to asset	141	—
Payments during the period	(361)	(398)

Balance as of period-end	10,102	15,092

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Shown in the balance sheet as:
Current	451	1,120
Long-term	9,651	13,972

Total	10,102	15,092

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

Bank or financial institution	Denomination	As of September 30, 2003		As of September 30, 2004
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	200,000	50,553	250,000	232
Tesoro Argentino (2)	U.S.$	2,192	601	1,813	680
J.P. Morgan-Chase Bank (3)	U.S.$	150,000	486	—	—
Citigroup (Revolving Facility) (4)	U.S.$	—	—	200,000	696

Total long-term bank borrowings		352,192	51,640	451,813	1,608

The weighted average interest rates for long-term foreign currency-denominated debt for the nine-month periods ended September 30, 2003 and 2004 were 5.47% and 5.63%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1(b).

Six month LIBOR at September 30, 2003 and 2004 was 1.18% and 2.17%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin on June 13, 2004.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars, and had a variable interest rate of LIBOR plus 0.85%. Interest payments were due semi-annually, while the loan principal was repayable in five semi-annual payments, which were to begin on February 7, 2006. The loan was prepaid in August 2004.

(4)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of September 30, 2003 and 2004, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of September 30, 2004, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2004	1,608
2005	449
2006	50,528
2007	100,836
2008 and thereafter	300,000

Total	451,973

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 43,540 thousand and U.S.$ 90,709 thousand for the periods ended September 30, 2003 and 2004, respectively. Furthermore, Arauco established provisions for U.S.$ 57 thousand as of September 30, 2003 and U.S.$ 25 thousand as of September 30, 2004, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Income tax	(43,540)	(90,709)
Adjustment expense taxes last year	130	787
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(57)	(25)
Deferred income tax	(36,198)	(15,265)
Amortization of complementary accounts	(311)	—
Changes in valuation provision	21,715	—
Tributary benefit for tributary losses	—	(509)

Total Income Tax	(58,261)	(105,721)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of September 30, 2004 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2003	268,174	8,607	49,735

Total	268,174	8,607	49,735

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of September 30, 2003 and 2004, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of September 30, 2003
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$

Allowance for doubtful accounts	925	97	—	—
Deferred revenues	726	41	—	—
Accrual for staff vacations	613	—	—	—
Production costs	—	—	5,591	—
Property, plant and equipment depreciation	—	—	—	82,216
Capitalized expenses	—	—	2,643	4,950
Obsolescence reserve	836	—	—	—
Debt issue and project expenses	—	—	—	14,235
Staff severance indemnities	1,214	418	—	—
Tax loss carry forwards	3,486	1,077	—	—
Property, plant and equipment valuation	—	32,614	—	10,364
Accrual for contingencies	401	—	—	—
Plant maintenance accrual	1,272	—	—	—
Argentine peso devaluation	2,135	4,269	—	—
Other	2,332	613	64	640

Total	13,940	39,129	8,298	112,405

Complementary accounts, net of accumulated amortization (1)	(52)	(14,881)	—	16,095
Valuation provision	—	(6,260)	—	—

Total	13,888	17,998	8,298	96,310

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of September 30, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,065	139	—	—
Deferred revenues	2,508	2	—	—
Accrual for staff vacations	886	—	—	—
Production costs	—	—	8,105	—
Capitalized expenses	—	—	3,824	8,095
Property, plant and equipment depreciation	—	—	282	106,434
Staff severance indemnities	1,761	651	—	—
Debt issue and project expenses	—	—	—	2,604
Obsolescence reserve	1,114	—	—	—
Accrual for contingencies	405	—	—	—
Tax loss carry-forwards	2,719	1,547	—	—
Property, plant and equipment valuation	—	31,748	—	14,393
Plant maintenance accrual	1,249	—	—	—
Argentine peso devaluation	2,183	2,087	—	—
Other	2,264	12	112	981
Leasing assets	—	529	230	578

Total	17,154	36,715	12,553	133,085

Complementary accounts, net of accumulated amortization (1)	(2,719)	(12,631)	—	(13,664)
Valuation provision	—	(6,192)	—	—

Total	14,435	17,892	12,553	119,421

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 707 thousand during the period ending September 31, 2003 and received U.S.$ 103 thousand during the period ending September 30, 2004.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

	Currency	At September 30,
		2003 ThU.S.$	2004 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	3,089	12,440
Cash and banks	Ch$	2,343	3,208
Cash and banks	Other currencies	2,339	541
Time deposits and marketable securities	U.S.$	456,924	243,339
Time deposits and marketable securities	Ch$	50,507	132,662
Time deposits and marketable securities	Other currencies	190,478	161,041
Trade accounts receivable	U.S.$	189,959	254,496
Trade accounts receivable	Ch$	17,180	27,449
Trade accounts receivable	Other currencies	7,785	6,979
Other accounts receivable	U.S.$	3,781	7,040
Other accounts receivable	Ch$	14,755	14,658
Inventories	U.S.$	397,462	456,793
Inventories	Ch$	10,173	9,943
Other current assets	U.S.$	54,875	54,839
Other current assets	Ch$	40,647	53,901
Other current assets	Other currencies	35,445	39,578

Total current assets		1,477,742	1,478,907

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	3,814,644	4,519,044
Property, plant and equipment	Ch$	166,717	29,280
Other assets	U.S.$	66,178	74,372
Other assets	Ch$	8,427	10,111
Other assets	Other currencies	21,786	22,815

Total property, plant and equipment and other assets		4,077,752	4,655,622

Total assets		5,555,494	6,134,529

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At September 30,
		2003 ThU.S.$	2004 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	20,000	18,988
Current portion of long-term bank borrowings	U.S.$	51,640	1,608
Current portion of bonds	U.S.$	91,041	186,031
Current portion of bonds	Ch$	653	—
Notes and trade accounts payable	U.S.$	20,926	59,909
Notes and trade accounts payable	Ch$	50,332	59,650
Notes and trade accounts payable	Other currencies	18,907	12,967
Other current liabilities	U.S.$	2,101	14,702
Other current liabilities	Ch$	42,589	45,922
Other current liabilities	Other currencies	5,373	34,418

Total current liabilities		303,562	434,195

Long-term liabilities:
Long-term bank borrowings	U.S.$	352,192	451,813
Bonds	U.S.$	1,457,500	1,282,500
Other long-term liabilities	U.S.$	6,629	5,945
Other long-term liabilities	Ch$	86,981	120,626
Other long-term liabilities	Other currencies	502	82

Total long-term liabilities		1,903,804	1,860,966

Total liabilities		2,207,366	2,295,161

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	As of September 30,
	Relationship	2003 ThU.S.$	2004 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	1,124	1,049	Accounts receivable
Fundación Educacional Arauco	Affiliate	309	729	Accounts receivable
Eka Chile S.A.	Affiliate	1,129	1,580	Accounts receivable

Total current assets		2,562	3,358

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	861	475	Accounts payable
Puerto de Lirquén S.A.	Afíliate	293	145	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	169	324	Accounts payable
Abastible S.A.	Affiliate	29	33	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	3	—	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	3	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	2	1

Total current liabilities		1,360	981

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the period-ended September 30, 2003 and 2004, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended September 30,
	2003 ThU.S.$	2004 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	12,705	15,181
Other Sales	(1)	(2)
(b) Puerto de Lirquén S.A.:
Port services	1,923	2,207
(c) Abastible S.A.:
Purchases of fuel	278	287
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	6,252	8,036
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	1,529	4,285
(f) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	92	435
(g) Eka Chile S.A.
Purchase of sodium chlorate	7,863	12,845
Engineering Services	(4,238)	—
Electricity sale	—	8,471
Other sales	—	24
Other Purchases	—	488
(h) ABC Comercial Ltda.
Other purchases	3	1

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

A)	The Company is involved in the following legal actions in connection with the operation of its Valdivia Plant.

1)	Protection Order, dated March 30, 2004, filed by Mrs. Vivian Sáez García and others in the Honorable Court of Appeals of Valdivia, case No. 215-2004, in connection with the odors in towns near Valdivia and the Valdivia Plant. The Court ordered the Company to respond, which was done on April 17, 2004. The case is currently awaiting further proceedings.

2)	By Order No. 337, dated April 1, 2004, the mayor of Mariquina filed a request with the Tribunal of the Local Police of the town that a fine be imposed on the Company for functioning without a municipal license. This action originated the case No. 290-04. On September 14, 2004, the Tribunal of the Local Police approved the request and charged the Company a fine of Ch$14,203,119.

It is relevant to point out that in Exempt Decree No. 751, dated April 8, 2004, the mayor of San José de la Mariquina granted a temporary industrial license.

3)	On April 1, 2004, in Exempt Resolution No. 0250 of the Regional Environmental Commission, a proceeding was filed in connection with the alleged violation by the Valdivia Plant of environmental regulations established in the Resolution of the National Environmental Commission related to the Environmental Description No. 279-1998, submitted to the System of Environmental Impact Evaluation.

The Company answered the charges before the Commission. Nevertheless, in Exempt Resolution No. 387, dated May 24, 2004, the Commission resolved, among other things, to (a) sanction the Company with a fine of 900 “UTM” (Unidades Tributarias Mensuales) for failure to comply with the norms and conditions established in the Resolution of Environmental Description in sections 2, 11, 12 and 13; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures; and (c) point out that the RILes discharge system through the emergency system must comply with the Evaluating System of Environmental Impact (Law 19.300). An appeal of Resolution No. 387 was filed with the Civil Court of Puerto Montt on June 4, 2004. 10% of the total amount of the fine had previously been cancelled.

4)	Based on the Records of Inspection dated July 8, 2004 and finalized on July 15, Valdivia’s Department of Health Services began a Sanitary Indictment for the emission of odors at the Valdivia Plant. On July 19, the Valdivia Plant filed its reply with the appropriate documentation. The processing of the indictment is currently pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

5)	On June 10, 2004, the Department of Municipal Works of San José de la Mariquina filed a proceeding against Arauco related to the construction of ten buildings without a construction permit and the existence of an additional building without the required municipal approval. At the conclusion of the proceeding, in a resolution dated September 13, the Company was ordered to pay fines of Ch$31,847,593 and Ch$133,553,287, respectively.

6)	By Order No. 61, dated March 31, 2004, the Director of Municipal Works of San José de la Mariquina informed the Tribunal of the Local Police that the Company was utilizing certain buildings without the appropriate approvals, which in turn led to the beginning of legal proceeding No. 288-04, which is currently in progress.

7)	Through Resolution No. 610, dated April 15, 2004, of which the Company received notice on April 19, Valdivia’s Department of Health Services charged the Company with a fine in pesos equivalent to 1.000 UTM, due to noises at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, which is currently in progress.

B)	The Company is subject to the following legal sanctions and proceedings affecting the Arauco Plant.

1)	Protection Appeal, dated August 25, 2004, filed by Deputy Alejandro Navarro Brain, jointly with other parties, before the Court of Appeals of Concepción, case No. 2743-2004, based on the nuisance caused by a turpentine spill at the Arauco Plant on August 23, 2004. On September 13, 2004, the Company appealed, with the corresponding documentation, and the appeal is currently pending.

2)	Protection Appeal, dated August 24, 2004, filed by Mayor of Lota, before the First Court of Appeals of Concepción, case No. 2714-2004, based on the nuisance cited in (1) above. On September 29, the Company appealed, and the appeal is currently pending.

3)	Also related to the aforementioned turpentine spill, the Naval Authority is carrying on a preliminary investigation, which could potentially lead to sanctions against the Company, although to date, no such sanctions have been imposed.

4)	Lastly, Arauco’s Department of Health Service began a sanitary investigation on August 23, 2004, related to the aforementioned turpentine spill, though no sanctions have been reported against the Company to date.

Arauco is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The interest coverage ratio must not be less than 2.0.

ii) The ratio of debt to consolidated tangible net worth must not be greater than 1.2.

iii) Consolidated net worth must not be less than U.S.$ 2,500 million.

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At September 30, 2004, the outstanding principal amount of the guaranteed debt totaled U.S.$ 250 million. This guarantee would require payment by the Company in an event of default by Alto Paraná. The guarantee runs for the term of the note, which expires in 2008. Arauco has no other material guarantees.

The restrictions included in Alto Paraná S.A.’s obligations with J.P.Morgan Chase (Argentine Collateral Trust) require that it comply with the following requirements: (1) its financial liabilities (excluding J.P. Morgan Chase debt) must not be greater than 65% of its shareholders’ equity plus the J.P. Morgan Chase debt; and (2) the ratio between EBITDA and excluded interest cannot be less than 1.75.

The Electricity and Energy Commission imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Electricity and Fuels Commission. The amounts involved were recorded in the consolidated financial statements as 239.4 million Chilean pesos (U.S.$ 393 thousand at the exchange rate as of September 30, 2004).

The Company’s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all relevant financial covenants at September 30, 2004.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended September 30, 2003 and 2004 are as follows:

September 30, 2003	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior period income allocation	—	—	—	277,189	—	(277,189)	—
Dividends paid	—	—	—	(103,471)	38,682	—	(64,789)
Forestry reserve	—	—	(115,859)	—	—	—	(115,859)
Forestry reserve adjustment related Subsidiaries	—	—	(1,289)	—	—	—	(1,289)
Conversion adjustment related to subsidiaries	—	—	6,427	—		—	6,427
Net income for the period	—	—	—	—	—	310,057	310,057

Balance as of September 30, 2003	347,551	5,625	1,245,309	1,433,461	—	310,057	3,342,003

September 30, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior period income allocation	—	—	—	409,192	—	(409,192)	—
Dividends paid	—	—	—	(156,133)	65,221	—	(90,912)
Forestry reserve	—	—	(125,976)	—	—	—	(125,976)
Forestry reserve adjustment related to subsidiaries	—	—	(2,342)	—	—	—	(2,342)
Conversion adjustment related to subsidiaries	—	—	(65)	—	—	—	(65)
Net income for the period	—	—	—	—	—	438,484	438,484

Balance as of September 30, 2004	347,551	5,625	1,354,693	1,686,520	—	438,484	3,832,873

The number of shares authorized, issued and outstanding as of September 30, 2003 and 2004 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Reimbursement of customs duties	2,109	3,478
Rental income	152	92
Insurance recoveries	2,272	299
Gain on sale of energy	109	73
Sale of materials and others	165	1
Reverse on sale expense provision of the previous year	362	5
Inventory adjustment	—	155
Other income	1,816	1,436

Total other non-operating income	6,985	5,539

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Other services and fees	39	11
Other depreciation and amortization	513	414
Write-off of damaged forest	260	619
Donations	201	231
Severance payments	524	—
Project expenses	245	1,819
Write-off of obsolete material	564	—
Provision for uncollectible accounts receivable	1,329	211
Legal expenses	74	71
Taxes	2,834	2,684
Loss on sale of fixed assets	358	1,334
Other expenses	1,110	902

Total other non-operating expenses	8,051	8,296

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	207	195
Forestal Arauco S.A.	1,621	1,673
Forestal Cholguán S.A.	3,981	4,406
Controladora de Plagas Forestales S.A.	235	221

Total	6,044	6,495

The income value corresponding to the shareholder minority interest in each of the Company’s subsidiaries was as follow:

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	(12)	(16)
Forestal Arauco S.A.	(72)	(75)
Forestal Cholguán S.A.	(78)	(156)
Controladora de Plagas Forestales S.A.	(19)	(20)

Total	(181)	(267)

24.	SANCTIONS

In April 2004 the Chilean Securities Commission levied a sanction of UF 15 against the Chief Executive Officer for not submitting a list of shareholders as of March 31, 2004.

From other administrative authorities:

a)	The Company

On April 6, 2004, in Resolution 554, the Health Board of Valdivia fined the Company 100 UTM for excessive noise levels at the Valdivia Plant. The Company paid the fine within the required legal period.

On April 15, 2004, in Resolution 610, the Health Board of Valdivia fined the Company 1,000 UTM for the emission of odors at the Valdivia Plant. The Resolution was appealed to the Civil Court of Valdivia and is currently pending. The fine had been paid previously.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

The Court of the Local Police of San José de la Mariquina, due to the lack of definite completion of the construction work at the Valdivia Plant, in case No. 288-2004, on April 2, 2004, fined the Company Ch$502,699,434 (U.S.$ 825 thousand at the exchange rate as of September 30, 2004). An appeal was filed in the Honorable Court of Appeals of Valdivia and is currently pending. The construction was registered with the City Hall on April 8, 2004.

The Regional Environmental Commission, in Resolution 387, dated May 24, 2004, fined the Company 900 UTM for the non-fulfillment of norms and conditions established by the Evaluating System of Environmental Impact. The Resolution was appealed in the Civil Court of Puerto Montt on June 4, 2004. 10% of the total amount of the fine had been cancelled previously.

In a resolution dated September 14, 2004 of case No. 298-04, the Police Tribunal of San José de la Mariquina charged the Company a fine of Ch$14,203,119 for functioning without a municipal license.

In a resolution dated September 13, 2004, of which the Company was notified on October 14, 2004, the Department of Municipal Works of San José de la Mariquina fined the Company Ch$31,847,593 and Ch$133,553,287 respectively, for the construction of ten buildings without a construction permit and for the existence of an additional building without municipal approval. On October 20, the Company filed an appeal against these sanctions, which is currently being processed.

Related to the Complejo Industrial y Forestal Itata de Celulosa Arauco y Constitución S.A., in exempt resolution No. 169 of 2004, dated August 13, 2004, the National Environmental Commission, through its Regional Commission of Bío Bío, sanctioned the Company for lack of compliance with the standards required by the Resolution of Environmental Qualification of CFI Itata Project. The sanction, of which the Company was notified on August 30, 2004, includes one warning and six fines, for a total of 1600 UTM. The company has not filed an appeal.

b)	Arauco Generación S.A.

The Commission of Electricity and Fuels, in Exempt Resolution No. 809, dated April 27, 2004, imposed a fine of 70 Annual Tributary Units on Arauco Generación S.A. in its capacity as a member company of the CDEC-SIC, for not coordinating to preserve the safety of the electric system, as found in the investigation of the SIC into the general failure that occurred on January 13, 2003, and which constitutes a violation of article 81, No. 1, of D.F.L. No. 1, dated 1982, of the Mining Ministry. This rule is complementary to and further develops article 165 of D.S. No. 327, 97, of the Mining Ministry, in connection with article 172, letter h), for lack of coordination in the disconnection of consumption charges, as well as other necessary measures to be applied by the members of the electric system subject to coordination to preserve the safety of the global service of the electric system; with article 183, for lack of coordination in the operation of their joint system and each one of the generating units and transporting lines in real time; and with article 185, for lack of coordination of the operation of the generating units, transporting lines and interconnecting transformers in the event of unforeseen circumstances, all of which constituted a very serious violation each time that it refers to a generalized failure in the functioning of the electric system, in the terms indicated in article 15, of Law No. 18.410. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods ended September 30, 2003 and 2004 were U.S.$ 2,121 thousand and U.S.$ 1,403 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each period are shown below.

	As of September 30,
	2003 ThU.S.$	2004 ThU.S.$
Stamp tax	6,767	5,581
Underwriters commission	6,092	5,101
Rate insurance commission	207	107
Risk evaluation	74	63
Accounting advice	24	17
Printing costs	63	90
Legal advice	370	455
Repayment of bonds	3,734	3,262
Other	122	192

Total bond issue costs	17,453	14,868

26.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	7.30 million	2004
Plywood Mill construction project	US$	3.35 million	2004

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended September 30, 2004.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 564 thousand. Estimated future cost: U.S.$ 1,120 thousand.

•	Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$ 16,602 thousand. Estimated future cost: U.S.$ 105 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$ 112 thousand. Estimated future cost: U.S.$ 15 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and September 30, 2004 these subsidiaries paid U.S.$ 130 thousand in relation to the system and anticipates that an additional U.S.$ 73 thousand will be spent.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

28.	SUBSEQUENT EVENTS

No events have occurred since September 30, 2004 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 12, 2004	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer